Mail Stop 4561

      					September 21, 2005


Jonathan Z. Cohen
Chief Executive Officer
Resource Capital Corp.
712 Fifth Avenue, 10th Floor
New York, New York  10019

Re:	Resource Capital Corp.
	Amendment No. 1 to Registration Statement on Form S-11
      Filed August 29, 2005
      File No. 333-126517

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment no. 1. In your response at n.6, you state that current or future CDOs may rely on Investment
Company
Act Sections 3(c)(1), 3(c)(7) or 3(c)(5)(C) for an exclusion from the definition of "investment company."

* Please specify the exclusion(s) that Ischus CDO II, Ltd. and
Apidos
CDO I, Ltd. are relying upon.  To the extent that a CDO relies on
Section 3(c)(1), please note that any investment in it by a 3(c)(7)
investor may cause that CDO to lose the benefit of that exclusion. See Section 3(c)(1)(A). Please explain what procedures you will implement to avoid that possible result.

* To the extent that either or both of the named CDOs rely, or intend to rely, on Section 3(c)(7), please explain why entities investing in the CDOs (or in any future CDO relying on Section 3(c)(7)), including
RCC Commercial Inc., are, or will be, "qualified purchasers" under
Section 2(a)(51) of the Investment Company Act. Your explanation should include a factual and legal discussion of whether such entities were "formed for the specific purpose of acquiring the securities offered," and, if they were so formed, how they nevertheless meet the definition of qualified purchaser under Section
2(a)(51).

* To the extent that either or both CDOs rely, or intend to rely, on
Section 3(c)(5)(C), or that you envision future CDOs as relying on this exclusion, please explain the basis for such reliance.

2. We note from your response to comment no. 3 that "[e]ven if the Manager is deemed to be taking shares or options with a view towards distribution and, as a result, may be deemed to be an underwriter, because the distribution would not be a public distribution and would be made only to persons who are insiders, the issuance by the Company of its shares of common stock will be exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act or the `Section 4(1 1/2) exemption` if the transaction is considered a resale." Please tell us the basis for your conclusion that the distribution would not be a "public distribution" and would be made only to "insiders." For example, please tell us how the approximately 146 employees of Resource America would be considered to be insiders and whether a distribution could be made to all employees.

Cover

3. We note your response to comment no. 8 and continue to believe that your disclosure on the cover page that "you intend to apply" to have your common stock listed on the NYSE is not appropriate until you have applied for listing and can so state. As a result, we reissue the comment.

4. We note your response to comment no. 9 and the revised disclosure.
Please revise to briefly identify the "other restrictions on ownership and transfer" to which you refer on the cover page and delete the cross-reference to the section on "Description of Capital
Stock" from the cover page.

Summary, page 1

Our Company, page 1

5. We note your response to comment no. 16 and the revised disclosure. We further note your disclosure on page 8 that you expect your agency RMBS to provide a "stable foundation" and you expect your other investments to provide "enhanced returns and limited interest rate risk." We continue to believe that your statement that your objective is to provide attractive risk-adjusted returns should be balanced by disclosure immediately following this statement throughout the prospectus, including pages 1 and 8, that makes clear that future distributions and capital appreciation are not guaranteed and your ability to achieve this objective is not based on your operating history or REIT experience, which is limited.
As a result, we reissue that portion of the comment. Further, we note your statement that risk-adjusted returns are returns earned on assets normalized for the amount of risk associated with the assets.
Please expand your disclosure to clarify what you mean by "normalize" a return for risk. If there is a formula or other criteria for "normalizing" risk, please so state.

Our investment portfolio, page 3

6. We note your disclosure that the underlying residential borrowers of your non-agency RMBS can be characterized as "sub-prime."
Please
include risk factor disclosure regarding the risks associated with sup-prime lending.

Business Strengths, page 6

7. We note your response to comment no. 27 and the revised disclosure. We continue to believe that you should expand your disclosure on page 6 to identify the specific relationships or investments and state that you have not executed any sourcing agreements. As a result, we reissue that portion of the comment.

Summary Risk Factors, page 6

8. We note that you leverage your investments and are not limited in the amount of leverage that you use. Please expand your disclosure on page 7 to quantify your current leverage.

External Manager, page 9

9. We note your response to comment no. 25 and the revised disclosure. We continue to believe that you should state that Resource Capital Manager has no employees and that neither you nor your manager will have any independent officers, and we reissue that portion of the comment.

10. We note your response to comment no. 26 and the revised disclosure that senior management and other personnel allocate their time between you and Resource America based on the relative amount of assets managed on your behalf and on behalf of Resource America. Please expand your disclosure to clarify what you mean by this statement and disclose the amount of time your senior management team and these employees will devote to you.

11. We note your statement that Ischus has "one CDO with $400 million in assets on a cost basis and $321 million of assets that have been accumulated on our behalf for Ischus CDO II" and your statement that
Apidos has over "$189 million in par value of syndicated bank loans,
$155 million of which have been accumulated on our behalf for Apidos
CDO I." Please expand your disclosure in the summary and the Business section to briefly describe your interests in each CDO and clarify what you mean by assets that have been "accumulated on our behalf."

12. We note that 5% of Resource Real Estate`s assets are managed on your behalf. Please expand your disclosure in the summary and the Business section to briefly describe these assets and your investment in Resource Real Estate.

Conflicts of Interest in our Relationship with the Manager and Resource America, page 10

13. We note your disclosure in the third bullet point that the management agreement does not prohibit your investment in investments in which the Manager has an interest and that you anticipate that you will invest in equity portions of CDO`s structured for you by the Manager. Please revise to disclose that you have already invested in two CDO`s structured by your Manager, that you have invested in real estate or real estate loans originated or financed, as the case may be, by your Manager, and that you will purchase equipment leases originated by, and to be managed by, your Manager.

Our Financing Strategy, page 12

14. We note your response to comment no. 29 and the revised disclosure including the table on page 5. Please expand your disclosure on page 12 to include your current leverage ratio.

Distribution Policy, page 16

15. We note that in July 2005, your board of directors declared a quarterly distribution of $0.20 per share of common stock, which was paid on July 29, 2005 to stockholders of record as of July 22, 2005.
Please expand your disclosure on pages 15 and 47 to state what portion of this distribution was a return of capital and the source of the distribution. For example, if the source was from other than cash generated from operations, such as borrowings, please revise to so state.

Our Formation and Structure, page 19

16. We note your response to comment no. 36 and the revised disclosure that you formed Resource TRS to hold assets or conduct activities that you, as a REIT cannot hold, or in which you cannot engage directly. Please expand your disclosure to briefly describe these assets and activities.

17. Please indicate the percentage of the company that will be held by public shareholders following this offering.

Risk Factors, page 21

Risks Related to Our Investments, page 27

We remain subject to losses on our mortgage portfolio..., page 27

18. We note your response to comment no. 44 and the revised disclosure that as you implement your targeted asset allocation you expect that the percentage invested in RMBS that are either agency-backed or are rated investment grade by at least one rating agency will decline. Please expand your disclosure to quantify this expected decline.

Risks Related to this Offering, page 35

Future sales of shares of our common stock may depress the price..., page 36

19. We note the risk that future sales may depress the price of your shares. Please expand your disclosure to provide a separate risk factor regarding the risks associated with your Manager`s receipt of at least 25% of its compensation in the form of shares of your common stock and its ability to elect to receive a greater percentage of its incentive compensation in the form of common stock, especially in light of the requirement that it not own more than 9.8% of your common stock.

We have relationships with some of our underwriters or their affiliates who may receive benefits in connection with this offering, page 37.

20. Please revise the risk factor caption to identify the risk.

Management`s Discussion of Financial Condition, page 51

Overview, page 51

21. We note your response to comment no. 52 and the revised disclosure. We continue to believe that you should expand your disclosure to discuss the anticipated impact of increasing competition and reissue that portion of the comment.

22. We note that approximately 60% of your investment income was derived from Agency RMBS which accounts for approximately 65% of your total investments and that you intend to decrease the amount invested in Agency RMBS to between 35% and 40% of your portfolio during the next 12 months. Please revise here and throughout, including the summary where you discuss your intention to diversify your portfolio, to discuss the impact this may have on your results of operations.

Liquidity and Capital Resources, page 62

23. We note your response to comment no. 56 and the revised disclosure. We cannot locate the discussion of the material terms of your warehouse facilities. Please advise or revise.

24. We note the revised disclosure that you have entered into master repurchase agreements with Credit Suisse First Boston LLC, Barclays
Capital, Inc., J.P. Morgan Securities, Inc., Countrywide
Securities
Corporation, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Goldman Sachs & Co. and UBS Securities LLC. Please expand your disclosure to identify those parties with whom you have entered into repurchase transactions and the various amounts of those transactions.

Contractual Obligations, page 64

25. We note your response to comment no. 60 and the revised disclosure. Please expand your disclosure to provide a brief discussion of the contractual commitments related to your derivatives and the management agreement. In addition, please quantify these commitments to the extent known, e.g., calculate the base management fee for this year based on your current and expected equity following this offering.

Recent Developments, page 65

26. We note your disclosure that the assets of the CDO I and CDO II warehouse facility terminated and the assets were transferred to Ischus CDO II and Apidos CDO I in which you purchased equity interests representing "100% of the outstanding preference shares."
We further note your disclosure on page 59 that you consolidated Apidos I as of June 30, 2005 even though you do not own any of its equity. Please revise here and throughout to fully describe the preferences and material terms, including seniority, of the preference shares. In addition, please include risk factor disclosure as appropriate.

Qualitative and Quantitative Disclosures about Market Risk

Effect on Fair Value, page 71

27. Please advise us why you have excluded floating rate investments from the sensitivity analysis table on page 72. The fair value of these investments is material to your balance sheet and should therefore be included in the sensitivity analysis.






Business

Collateralized Debt Obligations, page 82

28. We note the apparent typographical error in the last sentence in the second full paragraph that states that the "first loss" piece of the CDO`s capital structure are generally entitled to all "residential" amounts available for payment. Please revise or advise.

Management, page 94

Management Agreement, page 101

29. We note your response to comment no. 65 that the purpose of the formula by which incentive compensation is calculated is to compensate the manager only to the extent that the return from your investments exceeds the greater of a base rate of 8% or the 10-year treasury rate plus 2% per annum. Please expand your disclosure to provide this clear statement describing the formula for the incentive compensation and its purpose.

Certain Relationships and Related Transactions, page 112

30. We note from your disclosure on page 10 that as of June 30, 2005,
5% of Resource Real Estate`s assets were managed on your behalf.
Please revise to include disclosure of such investment in this section.

Underwriting, page 146

31. We note your response to comment no. 72. Please expand your disclosure to state whether the shares issued in connection with the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements. In addition, we may have additional comments after reviewing the directed share program materials.

32. We note your response to comment no. 73 that the underwriters have advised you that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites they maintain. We continue to believe that you should identify these underwriters and reissue that portion of our comment.

Note 3 - Summary of Significant Accounting Policies

Variable Interest Entities, page F-12

33. Please revise to provide the disclosures required by paragraphs
23-26 of FIN 46(R) as it relates to Apidos CDO I, Ltd. We may have further comment.

Part II.  Information Not Required in Prospectus

Exhibits

Exhibit 5.1.  Legal Opinion

34. We note on page 2 that you have assumed that (i) the Shares have
not been issued or transferred in violation of any restriction or limitation on transfer or ownership of shares of Capital Stock and
(ii) prior to the issuance and sale of the New Shares, the Pricing Committee or the Board of Directors will adopt resolutions approving the issuance and sale of the New Shares.  We further note on page
3
that the New Shares "when issued and delivered in accordance with the
Pricing Resolutions and the Resolutions, will be validly issued, fully paid and nonassessable." Please note that counsel cannot include broad assumptions that are readily ascertainable. Please revise or advise.

Exhibit 8.1.  Tax Opinion

35. Please refer to page 2 and the references to the representations contained in the Certificate. Please revise to clarify that counsel has assumed only "factual" representations of the company or its management.

36. We note the statement that "[t]his opinion letter is solely for the information and use of the addressee, and it may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent." Please note that language that serves to limit or implies that the opinion is only for the benefit of the registrant is not acceptable.
Investors must be able to rely on the opinion. Please revise accordingly.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3852 with any other questions.

	Sincerely,



	Elaine Wolff
	Branch Chief

cc:	J. Baur Whittlesey, Esq. (via facsimile)
	Ledgewood
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Jonathan Z. Cohen
Resource Capital Corp.
September 21, 2005
Page 5